Alliance One International, Inc. 8001 Aerial Center Parkway Post Office Box 2009 Morrisville, NC 27560-2009 USA	Tel: 919 379-4300 Fax: 919 379-4346 www.aointl.com

November 19, 2009

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Alliance One International, Inc.

Form 10-K for the fiscal year ended March 31, 2009

Filed June 8, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed August 4, 2009

File No. 001-13684

Dear Ms. Cvrkel:

By this letter, Alliance One International, Inc. (the “Company”) responds to the comments of the Staff of the Commission contained in your letter dated October 22, 2009. The Company’s responses to the Staff’s comments are set forth below under “Company Response” and correspond to the numbered comments in the Staff’s letter, which are reproduced in bold below.

Staff Comment:

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Financial Statements, page 39

Notes to Consolidated Financial Statements, page 44

Note B – Advances on Purchases of Tobacco, page 53

1.

We note your response to our prior comment number 3. We also note that there appears to be diversity in practice with respect to the accounting treatment for the bad debt expense associated with advances on purchases of tobacco as certain competitors in your industry record the provision as selling, general and administrative expense in the consolidated statements of income rather than

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

capitalize such amounts into inventory. In this regard, please tell us what accounting consideration was given by management to the alternative method(s) utilized by your competitor(s) and whether you reconsidered your accounting methodology in light of the diversity. As part of your response, please tell us whether you believe alternative methods for accounting for the provision exist and if so, please describe such alternatives, including how management considered each alternative in determining the appropriate accounting treatment for the provision within its financial statements, and provide us with the accounting guidance you relied upon in determining the basis for your conclusions.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff regarding the accounting guidance we considered to determine that the appropriate accounting treatment is to capitalize the provision for unrecoverable advances of inventory purchases into inventory.

We further acknowledge our primary and only competitor of similar market share and global reach could be viewed as providing industry diversity regarding the accounting treatment for the provision for unrecoverable advances of inventory purchases. This fact is outlined within the competitor’s Annual Report on Form 10-K which denotes that “provisions are included in selling, general, and administrative expenses in the consolidated statements of income.”

To provide historical context, Alliance One International, Inc. was formed in May 2005 at the merger of Dimon Incorporated and Standard Commercial Corporation, with Dimon Incorporated representing the surviving corporation of the merger. Dimon Incorporated, itself, was the result of a merger between Monk Austin, Inc. and Dibrell Brothers, Inc. in April 1995. All of the predecessor companies noted above independently considered the nature of the farmer advance accounting and related accounting guidance and concluded the capitalization into inventory of the provision for unrecoverable advances on inventory purchases was an appropriate accounting policy. As the predecessors to Alliance One International, Inc. followed the same accounting policy related to these transactions, in consideration of both the conformity and acceptability of these conclusions surrounding the appropriateness of legacy policies, we continued to capitalize the provision for unrecoverable advances of inventory purchases into inventory.

We considered and relied upon the following accounting guidance in determining our conclusion under US GAAP. Statement 3 of Chapter 4 of ARB No. 43 (ASC

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

330-10-30) indicates “the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location.” Our advances on purchases of tobacco, net (“advances”) presented on our consolidated balance sheets consist of seed, fertilizer and other supplies provided to farmers at the beginning of the growing season. These advances are closely and directly related to the acquisition of inventory and we distribute advances for no other reasons than to guarantee an adequate supply of unprocessed tobacco inventory from the farmers. These advances are settled upon farmers delivering unprocessed tobacco to us.

We have sufficient historical information on the delivery of unprocessed tobacco related to advances, which allows us to reasonably estimate the provision related to such advances thus reflecting an appropriate gross margin on the sale of our inventory. We operate in a process costing environment, whereby the receipt of tobacco from farmers is blended with other tobacco receipts of similar grades and quality. In this environment, tobacco costs, including cash costs of initial advances applied to inventory at delivery, cash paid on delivery, and the provision against advances on purchases of tobacco, are allocated to the entire tobacco crop for the season in the year giving rise to the total expenditure. At the end of each crop year, all related crop costs, including those related to the provision for advances, are accounted for within that related tobacco crop. Thus, we believe this best achieves the goal of matching appropriate costs to directly or indirectly acquire the inventory against revenues in accordance with paragraph 4 of Chapter 4 of ARB No. 43 (ASC 330-10-10). We also reference the guidance in paragraph 15 of Chapter 4 of ARB No. 43 (ASC 330-10-30-15) on consistency and disclosure of such inventory pricing methodologies in our consolidated financial statements.

Although we are a processor and not an agricultural producer, we believe our accounting method is also consistent with guidance in SOP 85-3 (ASC 905-10-25), which indicates that “all direct and indirect costs of growing crops shall be accumulated until the time of harvest. Some crop costs, such as soil preparation, are incurred before planting and shall be deferred and allocated to the growing crop. Other cultural practices, such as clearing the residue of harvested crops, cannot be performed or completed until after harvest, which may be in a succeeding year; those costs shall be estimated, accrued, and allocated to the harvested crop.” Similarly, as identified within Part I to the AICPA Audit and Accounting Guide for Agricultural Producers, we believe our accounting method is consistent with a defined partial replanting. As outlined therein, “costs of replanting may include land preparation, irrigation, seed, and labor. If those costs are considered normal costs and, when combined with other capitalized costs, do not exceed estimated net realizable value, they should be included as part of the growing or harvested crop’s cost. If the costs are abnormal or excessive, they should be charged to operations.”

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

We believe our accounting is appropriate in accordance with US GAAP and best reflects the underlying economic fundamentals of the transaction. Furthermore, while acceptable accounting alternatives may exist in practice, we believe our current accounting methodology is best supported by US GAAP and relevant historical industry practice. Therefore, and based on the above guidance, we believe we appropriately capitalized the estimated provision for unrecoverable advances of inventory purchases and adequately disclosed our accounting policy in our consolidated financial statements.

Staff Comment:

Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009

Condensed Consolidated Statements of Cash Flows, page 6

2.	We note your response to our prior comment 12 that you believe the initial cash outflows that were required when you entered into certain derivative contracts are analogous to an investor rather than a borrower as you pay cash upfront rather than receive cash. Please explain to us in greater detail the nature of the underlying transaction relating to the in the money option for which the derivative contract was entered and why you believe such activity represents cash flows from investing activities when footnote 4 of SFAS 95 explicitly states that both cash inflows and outflows of such derivative instruments with an other than insignificant financing element at inception should be classified as financing activities. We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our classification of “Foreign currency derivatives” as an investing activity in our statement of consolidated cash flows, and our interpretation of the accounting and reporting guidance applicable to this area.

Generally, we enter into all foreign currency derivatives as a means of economically hedging the foreign currency risk inherent in costs denominated in foreign currencies. We achieve our economic hedging strategy by using a variety of derivative instruments, including, but not limited to foreign currency options,

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

non-deliverable forward contracts and deliverable forward contracts. Our expectations of the volatility of local currencies in various regions of the world, market liquidity for specific instruments and other factors dictate the type of derivative instrument we utilize to economically hedge foreign exchange risk. Specific to the Staff’s question, we entered into a transaction (the “transaction”) to purchase an in-the-money foreign currency call option, which included an other-than-insignificant financing element. The transaction was entered into to economically hedge costs in a country that has a volatile currency. As a result of this volatility, we utilized a foreign currency call option to limit the amount of potential losses under the transaction to the premium paid thus hedging future foreign currency costs.

Generally, the cash flows related to our derivative instruments are classified as operating activities, which we believe is appropriate given the derivatives are a central part of our ongoing activities. However, the transaction required an up-front cash payment in connection with the in-the-money option premium (which was in addition to a normal option premium on an out-of-the-money or at-the-money option). When derivative contracts involve an upfront cash payment, additional consideration is necessary to determine the appropriate cash flow classification given the guidance in footnote 4 to SFAS No. 95 (ASC 230-10-45-27), which was amended by SFAS No. 104 and SFAS No. 149 (ASC 815). Specifically, “if the derivative instrument includes an other-than-insignificant financing element at inception, all cash inflows and outflows of the derivative instrument shall be considered cash flows from financing activities of the borrower.”

The guidance provides that cash flows related to a derivative instrument containing an other-than-insignificant financing element must be reflected in the financing activities for the “borrower”. The FASB did not explicitly address the presentation of cash flows from a derivative containing a financing element for the “lender”. However, and for the transaction, we believe classifying those cash flows in investing activities is appropriate. We believe in amending SFAS No. 133 (ASC 815), the FASB intended to avoid the possibility that a derivative would be used to hide a borrowing (or an investment) and thus not reflect the true nature of the instrument.

Additionally, we note that SFAS No. 95 states “the purchase or sale of a futures contract is an investing activity.” Therefore, the purchase of an option, similar to that of a futures contract, would also be an investing activity absent the ability to classify the purchased option consistent with the related hedged item. For the reasons discussed above, we concluded that classification of the cash flows for the option premium as an investing activity in lieu of as an operating activity (which would have been consistent with the economically hedged item) was required

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

because of the significant financing element at inception. We never considered classifying the premium as a financing activity because, as purchaser, we could not have been considered the borrower as we made a cash outflow to acquire an asset.

Therefore, we reported the cash flows associated with the transaction in the “Foreign currency derivatives” total in the investing section of our condensed consolidated cash flow statement. Based on the amended guidance in SFAS No. 95 we believe we appropriately classified the cash flows relating to the transaction (in which we would be viewed as a lender) containing a financing element as investing cash flows in our statement of consolidated cash flows.

Staff Comment:

Notes to Condensed Consolidated Financial Statements, page 7

18. Subsequent Event, page 28

Convertible Note Hedge and Warrant Transactions, page 28

3.	We note from your response to our prior comment 13 that the company has determined that the convertible note hedge and warrants are equity instruments rather than derivative instruments. Please provide us with the following:

•	Your analysis under EITF 07-5 that the instruments are indexed to the company’s common stock; and

•	Your analysis under paragraphs 12 through 32 of EITF 00-19 under which you concluded that equity classification was appropriate.

We may have further comment upon receipt of your response.

Company Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we provide the following additional information to the Staff related to our convertible note hedge and warrant transactions (the “financial instruments”), and our interpretation of the accounting and reporting guidance applicable to this area.

We first referred to SFAS No. 133 (ASC 815) to determine whether the convertible note hedge and warrant transactions met the definition of derivative instruments, and concluded that both did. However, paragraph 11a of SFAS No. 133 specifies a contract that would otherwise meet the definition of a derivative that is both (1) indexed to the issuer’s stock and (2) classified in stockholders’ equity should not be accounted for as a derivative financial instrument. Rather, if

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

a financial instrument meets the scope exception in paragraph 11a of SFAS No. 133, it is classified as an equity instrument. Our analysis under paragraph 11a of SFAS No. 133 is included below.

Indexed to Our Own Stock (EITF 07-5 (ASC 815))

We evaluated the financial instruments’ contingent exercise and settlement provisions to determine whether the financial instruments were indexed to our own stock.

Exercise contingencies – The only exercise contingency in the financial instruments is an exercise contingency in the convertible note hedge. Under the terms of the note hedge, settlement (exercise) occurs only if a holder of the Company’s convertible notes elects to convert its notes into our common shares. This exercise contingency is not based on an observable market or observable index (other than with respect to the Company’s own stock) and therefore does not prevent the note hedge from being considered indexed to our own stock. The financial instruments do not otherwise contain an exercise contingency.

Settlement provisions – The financial instruments’ settlement amount equals the difference between the fair value of a fixed number of our equity shares and a fixed monetary amount. However, the financial instruments’ exercise, settlement, payment or other terms may be adjusted to offset the effect of a merger announcement on the net change in fair value of the financial instruments and an offsetting hedge position of the counterparty. The adjustments relating to a merger announcement would result from changes to variables (e.g., strike price) that are inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares (consistent with Example 5 of EITF 07-5).

Similarly, the financial instruments’ terms may be adjusted to account for the economic effect of a dividend announcement. Dividends are variables that are inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares (consistent with Example 11 of EITF 07-5).

Lastly, the instruments contain standard antidilution provisions (i.e., for stock splits, stock dividends, or combinations or reclassifications of our common stock). There is an implicit input into the pricing of a “fixed-for-fixed” forward or option on equity shares that such dilutive events will not occur (or that the strike price and/or number of common shares underlying the instrument will be adjusted to offset the dilution caused by such events). These adjustments are consistent with Example 16 of EITF 07-5.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

In summary, the inclusion of provisions that adjust the terms of the financial instruments to offset the net gain or loss resulting from a merger announcement, dividend announcement or similar event, and antidilution provisions do not preclude the financial instruments from being considered indexed to our own stock.

Classification in Stockholders’ Equity (EITF 00-19 (ASC 815))

The financial instruments require physical net-share settlement. We believe the financial instruments would initially be classified as equity in accordance with paragraph 8 of EITF 00-19. We also considered the additional factors for the warrant transactions noted in paragraphs 12-32 of EITF 00-19 to ensure equity classification was appropriate.

Par 14-18: The warrants are to be settled on a net-share basis absent fractional share or extraordinary event (e.g., nationalization, insolvency or delisting) settlement, where a net-cash settlement exists. As the warrants were issued in a private placement to accredited investors and the warrants restrict transfer to any party absent an exemption from the registration requirements of the securities laws, any exercise of the warrants would also qualify as a private placement. Further, delivery of unregistered shares in a private placement to the counterparty is within our control, as a failed registration statement has not occurred within the six months prior to the classification assessment date. Therefore, and in consideration of paragraphs 14-18 of EITF 00-19, the warrant contract permits us to net-share settle the contract by delivery of unregistered shares.

Par 19: We have sufficient authorized and unissued shares available to settle the warrant contract after considering all other commitments that may require the issuance of stock during the maximum period the warrant contract could remain outstanding. The maximum number of shares that could be issued under the warrant contract is 45,743,836 shares. At September 30, 2009 (and at the time of the classification assessment), we have 250,000,000 shares authorized and 96,941,504 issued. Therefore, we would not be required to obtain shareholder approval to increase our authorized shares in order to net-share settle the warrant contract. As the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period is greater than the maximum number of shares that could be required to be delivered under share settlement of the warrant contract, we have met the condition of paragraph 19 of EITF 00-19.

Par 20-24: The warrant contract limits or caps the number of shares to be delivered in connection with the contract to 45,743,836 shares. As the number of currently authorized but unissued shares, less the maximum number of shares that

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

could be required to be delivered during the contract period is greater than the maximum number of shares that could be required to be delivered under share settlement of the warrant contract, we have met the condition of paragraphs 20 - 24 of EITF 00-19.

Par 25: There are no required cash payments to our counterparty in the event we fail to make timely filings with the SEC.

Par 26: There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e., there are no cash settled “make-whole” provisions). The warrant contract does contain a “make-whole shares” provision, which can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including the “make-whole shares”) is fixed and less than the number of available authorized and unissued shares. Therefore, the “make-whole shares” provision does not preclude equity classification.

Par 27-28: The contract does not require net-cash settlement under any specific circumstances which would not also always allow all holders of shares underlying the contract to receive cash in exchange for their shares, which does not preclude equity classification.

Par 29-31: There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. Specifically, the warrant contract does not give the counterparty the right of a creditor in the event of bankruptcy.

Par 32: There is no requirement in the warrant contract to post collateral at any point or for any reason.

With respect to the note hedge, we also considered the relevant conditions in paragraphs 12-32 of EITF 00-19. The note hedge requires the counterparty to settle by delivering to us shares of our common stock. The analysis of the conditions in paragraphs 12-32 of EITF 00-19 are as follows:

Par 14-18: This condition is not applicable as we can only receive our common shares under the note hedge contract.

Par 19: This condition is not applicable as we can only receive our common shares under the note hedge contract.

Ms. Linda Cvrkel

United States Securities and Exchange Commission

November 19, 2009

Par 20-24: This condition is not applicable as we can only receive our common shares under the note hedge contract.

Par 25: There are no required cash payments to the counterparty in the event we fail to make timely filings with the SEC.

Par 26: The note hedge does not contain any top-off or make-whole provisions.

Par 27-28: There are no provisions in the note hedge that allow the counterparty to receive cash. Additionally, we as purchaser under the note hedge contract could receive cash upon settlement only in circumstances where the holders of the shares underlying the contract are also entitled to receive cash.

Par 29-31: There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Par 32: There is no requirement in the note hedge contract to post collateral at any point or for any reason.

As a result of these analyses, we believe the convertible note hedge and warrant transactions should be classified as an equity instrument and not accounted for as a derivative instrument and this classification is reported in our Form 10-Q for the period ended September 30, 2009.

*    *    *

Please feel free to contact me or Robert A. Sheets, our Executive Vice President—Chief Financial Officer, if you would like to discuss any of these matters further.

Very truly yours,

/s/ Robert E. Harrison

Robert E. Harrison
President and Chief Executive Officer

cc:	Robert A. Sheets